

Mail Stop 4631

February 24, 2016

<u>Via E-mail</u>
Mr. Jeffrey D. Buchanan
Chief Financial Officer
Smith & Wesson Holding Corporation
2100 Roosevelt Avenue
Springfield, Massachusetts 01104

> **RE: Smith & Wesson Holding Corporation**
> **Form 10-K for the Year Ended April 30, 2015**
> **Filed June 22, 2015**
> **Form 10-Q for the Period Ended October 31, 2015**
> **Filed December 8, 2015**
> **File No. 1-31552**

Dear Mr. Buchanan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2015

Revenue Recognition, page F-12

1. We note the impact that excess distributor and retailer inventories had on your net sales for the year ended April 30, 2015. We also note on page F-29 that you have distribution agreements with various third parties in the ordinary course of business. Please disclose whether your arrangements with distributors and retailers include the right to return products. Please also disclose whether any concessions were given to customers for large bulk purchases which may have led to these excess inventories. If return privileges or other concessions are provided, please address your consideration of Question 1 of SAB Topic 13:A.4 in regards to being able to make a reasonable and reliable estimate of product returns. Please also discuss in MD&A the expected impact of excess inventories

held by distributors and retailers at the end of a period on future revenues or income from continuing operations. Refer to Item 303(a) (3)(ii) of Regulation S-K.

Form 10-Q for the Period Ended October 31, 2015

Note 10. Commitments and Contingencies, page 17

2. SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. In this regard, we note that you no longer disclose the number of product liability cases in which you are a defendant and the number of other product liability claims to which you have exposure. Please help us understand how you determined that this information was no longer relevant to an understanding of your exposure to these matters.

Operating Activities, page 29

3. Given that changes in inventories appear to have a significant impact on your net cash provided by operating activities during the six months ended October 31, 2015, as well as the year ended April 30, 2015, please discuss the underlying reasons for material fluctuations in inventories as well as consider whether a discussion of financial measures such as days sales in inventory or inventory turnover would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Pigott, Staff Attorney, at (202) 551- 3570 or, in his absence, Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction